ECARX Announces Board Change
SHANGHAI, July 29, 2024 (GLOBE NEWSWIRE) – ECARX Holdings Inc. (Nasdaq: ECX) (“ECARX” or the “Company”), a global mobility tech provider, today announced the appointment of Mr. Tao Li as a director of the Company, effective on July 29, 2024, to replace Mr. Tan Su, who has tendered his resignation as a director of the Company effective on the same day due to personal reasons.
Mr. Li joined Baidu in 2012 and was in charge of the R&D efficiency of the group and its enterprise IT platform, advancing the application of AI technologies in these fields. Mr. Li has substantial managerial experience. Starting from 2024, Mr. Li has served as general manager of Baidu’s Apollo intelligent cockpit business to oversee the management of this business unit. Mr. Li received his bachelor's degree and master's degrees from Harbin Engineering University.
About ECARX
ECARX (Nasdaq: ECX) is a global automotive technology provider with the capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to computing platforms and software. As automakers develop new vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.
Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 2,000 employees based in 12 major locations in China, UK, USA, Sweden, Germany, and Malaysia. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Polestar, Smart, and Volvo Cars. ECARX also works with other well-known automakers, including FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 6.4 million vehicles worldwide.
Forward-Looking Statements
This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions
687397.02A-HKGSR01A - MSW

or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.
For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.
Investor Contacts:
ir@ecarxgroup.com

Media Contacts:
ecarx@christensencomms.com

SOURCE: ECARX Holdings, Inc.
687397.02A-HKGSR01A - MSW